Jaffe, Freedman & Hait, LLP
                           39 Hudson Street, Suite 102
                              Hackensack, NJ 07601
                               Tel: (201) 441-9377
                               Fax: (201) 441-9370



         March 19, 2001

         Richard Wulf, Chief
         Office of Small Business
         Securities & Exchange Commission
         450 5th St., N.W. - Room 3112
         Washington, D.C., 20549

         Re:      R-Tec Technologies, Inc.,  File No. 333-48724 (the "Company")

         Dear Mr. Wulf:

               On behalf of the Company, I hereby withdraw the Registration Statement on Form SB-2 (Registration No. 333-48724)(the "Registration Statement"). The Registration Statement is being withdrawn at this time due to general market conditions and to the fact that the Registration Statement was not declared effective and has since become stale.

                  If you have any questions, please contact me at the above number.


         Sincerely,

         /s/Jay Hait
         Jay Hait
         Attorney at Law






          cc:      Phillip Lacqua, President
                   R-Tec Technologies, Inc.